UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

July 25, 2017 (July 25, 2017)

Date of Report (Date of earliest event reported)

Caesars Acquisition Company

(Exact name of registrant as specified in its charter)

Delaware	001- 36207	46-2672999
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices)

(Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 5.07 Submission of Matters to a Vote of Security Holders.

Caesars Acquisition Company (the “Company”) held its special meeting of stockholders on July 25, 2017 (the “Special Meeting”) at 10:00 a.m. Pacific Time in the Classico Chapel, at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109. At the Special Meeting, the Company’s stockholders were requested to: (1) adopt the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between the Company and Caesars Entertainment Corporation (“CEC”), as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017 (as amended, the “Merger Agreement”), pursuant to which, among other things, the Company will merge with and into CEC (the “Merger”), with CEC as the surviving company, and approve the Merger, and (2) approve the adjournment of the Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve Proposal 1.

As of the close of business on June 19, 2017, the record date for the Special Meeting, there were 138,932,138 shares of the Company’s Class A common stock outstanding and entitled to vote at the Special Meeting. A quorum of 132,612,381 shares of the Company’s Class A common stock was represented in person or by proxy at the Special Meeting. The Company’s stockholders approved each proposal and the voting results were as follows:

Proposal 1: Adoption of the Merger Agreement and Approval of the Merger

Votes For	Against	Abstain	Broker Non-Votes
132,266,889	6,466	339,026	0

This proposal was approved, receiving the affirmative vote of 95.20% of the Company’s Class A common stock outstanding and entitled to vote at the Special Meeting.

Proposal 2: Adjournment of the Special Meeting

Votes For	Against	Abstain	Broker Non-Votes
131,025,234	1,248,224	338,923	0

This proposal was approved, receiving the affirmative vote of 99.05 % of the votes cast by stockholders present in person or by proxy at the Special Meeting and entitled to vote. However, as there were sufficient votes at the time of the Special Meeting to adopt the Merger Agreement and approve the Merger, the adjournment of the Special Meeting to solicit additional proxies for such purpose was unnecessary.

Item 8.01 Other Events.

On July 25, 2017, the Company issued a press release announcing that stockholders of the Company and of CEC voted to approve the Merger and other matters related to the restructuring of Caesars Entertainment Operating Company, Inc. and its emergence from bankruptcy. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated into this report by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibit is being filed herewith:

Exhibit No.	Description

99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

July 25, 2017	CAESARS ACQUISITION COMPANY

	By:	/s/ CRAIG J. ABRAHAMS
Craig J. Abrahams
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release.